Exhibit 99.158

DeFi Technologies Announces Uniswap Exchange Traded Product (ETP) to Begin Trading on Nordic Growth Market through Subsidiary Valour

•	New ETP, Valour Uniswap (UNI) SEK, enables institutions and individuals to invest in Uniswap (UNI) as easily as buying shares from their bank or broker
•	Uniswap is the world's largest decentralised exchange, with more than US$12bn in market cap1 and US$4bn Total Value Locked (TVL) in the protocol2
•	In November 2021, Valour reached more than US$370m in AUM from its existing products
•	Trading in UNI SEK to begin on Nordic Growth Market on December 1, 2021

TORONTO, Nov. 29, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces the launch of Valour Uniswap SEK (VALOUR UNISWAP (UNI) SEK - CH1114178754) ("Valour Uniswap ETP") on Stockholm's Nordic Growth Market ("NGM") through subsidiary Valour Inc. ("Valour"), the issuer of digital asset ETPs.

Valour launched its euro denominated Valour Uniswap ETP on Frankfurt Boerse in October, the first Uniswap ETP in the world. Its Swedish Krona ("SEK") denominated product, Valour Uniswap (UNI) SEK, listed on NGM enables Nordic-based investors to gain exposure to UNI, the native token of the world's largest decentralised exchange, Uniswap, for the first time, simply and securely, via their bank or broker.

Uniswap, the world's most popular decentralised exchange ("DEX"), has experienced unprecedented growth, with currently $4.13bn in TVL the platform3. An open-source protocol built on the Ethereum blockchain, it is a liquidity provider for the trading of tokens on the Ethereum network known as ERC-20 tokens. In November, the Uniswap protocol passed $600bn in total trading volume since its launch in November 2018, according to Uniswap Labs.

Valour CEO and DeFi Technologies Chief Strategy Officer Diana Biggs said: "The Nordic investment market for digital assets is one of the most developed in the world, with strong liquidity and engaged participants. We chose to launch Valour here in December 2020 and we are now listing our pioneering UNI SEK product so that investors can benefit from the growth Uniswap is experiencing. At Valour, our mission is to provide investors with the opportunity to gain exposure to areas of innovation, in particular to decentralised finance (DeFi). Our Valour Uniswap ETP, a world's first, does just that."

"We are extremely excited with the growth of DeFi and are working hard to bring more innovative products such as Valour Uniswap ETP to market, making this important ecosystem of innovation available via mainstream investment channels for the Nordic markets."

In November, Valour surpassed US$370m in AUM from the trading of its products on the NGM and Frankfurt Stock Exchanges ("FSE"). This achievement marks an exceptional first 11 months of 2021, which has seen AUM grow more than 4,000% since the start of the year.

By gaining exposure to digital assets via Valour, investors benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each product that is bought and sold on NGM or the GSE, Valour purchases the equivalent amount of the underlying asset, meaning the products are fully backed at all times.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

1
Figure sourced as taken from coinmarketcap.com28 November 2021
2
Figure sourced as taken fromhttps://info.uniswap.org/#/ 28 November 2021
3
 Total value locked in USDas taken fromhttps://info.uniswap.org/#/ 28 November 2021.

About Valour Uniswap (UNI) SEK

Valour Uniswap (UNI) SEK is the world's first fully-hedged, passive investment product with Uniswap's native token, UNI, as its underlying asset. The Valour Uniswap SEK ETP (ISIN code CH1114178754), will be traded on Nordic Growth Market, a regulated stock exchange in Sweden. Available for purchase via banks or brokers in the same way as any other security, Valour Uniswap SEK removes the mystery, complexity and costs of UNI investment and custody, that have thus far impeded mainstream adoption of digital assets and decentralised finance.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentraliz          ed technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to listing of the Valour Uniswap ETP and other ETPs by Valour; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by NGM, FSE, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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%SEDAR: 00007675E

For further information: please contact: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 29-NOV-21